UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

No. 0-30900 SEC FILE NUMBER

983764838 CUSIP NUMBER

(Check One):

[X] Form 10-K [  ] Form 11-K [  ] Form 20-F [  ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: December 31, 2004

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:    N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I-Registrant Information

XO Communications, Inc., a Delaware corporation (the “Company”) (formerly known as Nextlink Communications, Inc.)

11111 Sunset Hills Road

Reston, Virginia 20190

(703) 547-2000

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate) [x]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K could not be filed within the prescribed time period because the Company has not yet completed its valuation analysis to assess a non-cash goodwill impairment charge under SFAS No. 142 “Goodwill and Other Intangible Assets”, SFAS 142, and consequently, the Company’s independent auditors have not yet completed the audit review related thereto. The Company is not able to complete this aspect of its Annual Report on Form 10-K without unreasonable effort or expense.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

Mr. William Garrahan, Acting Chief Financial Officer and Senior Vice President, (703) 547-2000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X ] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has determined that it will be required to record a non-cash impairment charge under the requirements of SFAS 142 with respect to goodwill. The requirement to assess this impairment charge is triggered under SFAS 142 because of the reduction in the Company’s market capitalization (outstanding common shares multiplied by common stock trading price on the Over-the-Counter Bulletin Board) compared to the Company’s book value of its net assets at December 31, 2004. The Company has not yet quantified the amount of this non-cash impairment charge, however, the Company believes that there is substantial likelihood that all of the $216.9 million of goodwill reflected on its balance sheet as of September 30, 2004 will be impaired.

XO Communications, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Carl J. Grivner
		Name:	Carl J. Grivner
		Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).